Filed by Genuine Parts Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genuine Parts Company

Subject Company: Genuine Parts Company

SEC File No.: 001-05690

Date: April 12, 2018

The following letter was distributed by Genuine Parts Company to employees of the S.P. Richards business:

April 12, 2018

Dear S.P. Richards Employees,

We are reaching out to notify you about an exciting new chapter in the history of the S.P. Richards business.

Today, Genuine Parts Company announced a definitive agreement under which S.P. Richards will combine with Essendant. This transaction will effectively spin off S.P. Richards from Genuine Parts Company, allowing S.P. Richards and Essendant to merge into a new company. Once the transaction has been completed, Genuine Parts Company shareholders will continue to own their existing shares in Genuine Parts Company and will also own approximately 51% of the new, combined company. Essendant shareholders will own approximately 49% of the new, combined company. Your new shares will be automatically deposited into the accounts that currently hold your Genuine Parts Company shares. The press release we issued can be found on our website at http://genuineparts.investorroom.com/.

After evaluating a range of strategic options to best position our business, employees, customers and suppliers for the future, Genuine Parts Company determined that combining S.P. Richards with Essendant will form a stronger, more competitive company. With greater scale and service capabilities, the combined company will be able to harness our strengths to capitalize on opportunities to create value and help our customers succeed in the face of a challenging and rapidly evolving market.

As you are well aware, Essendant is a leading distributor of business products headquartered in Deerfield, Illinois. Like S.P. Richards, Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses, all of which will greatly benefit from our combined company’s optimized assortment of branded and private-label products across a broad set of categories and enhanced ability to develop and offer innovative solutions.

We have tremendous respect for Essendant and believe this combination will bring together the best elements of each business’ operations, in addition to our highly complementary cultures and unique talent and operational expertise. Essendant shares our passion for serving customers and has a long history of delivering business products to growing businesses, a record we look forward to continuing together as an even stronger combined organization. Importantly, for employees, the new company will have the scale and depth to compete more effectively in the highly competitive and rapidly changing business products industry.

The combined company, which will be called Essendant, will be led by a proven team that reflects the management strengths and capabilities of both businesses. Upon close of the transaction, Ric Phillips and Janet Zelenka of Essendant will respectively serve as Chief Executive Officer and Chief Financial Officer of the combined company, and Rick Toppin, S.P. Richards’ current Chief Executive Officer, will serve as Chief Operating Officer. The new company will have dual headquarters in Atlanta and Deerfield.

In addition, Charles Crovitz, current Chairman of the Board of Essendant, will serve as Chairman of the Board of the combined company. He will be joined by three Essendant-appointed Directors, four Genuine Parts Company-appointed Directors and four Directors appointed by mutual agreement.

In the coming weeks, S.P. Richards and Essendant will form an integration planning team consisting of leaders from both organizations to determine how best to bring our two businesses together. We are fully focused on facilitating a seamless transition that supports new growth strategies and enhances our relationships with our customers. Our greatest priority should continue to be our customers, and we are committed to providing them with quality products and service, just as we always have.

We expect this transaction to close before the end of 2018, subject to customary closing conditions and regulatory approvals. Until then, S.P. Richards will remain a part of Genuine Parts Company and S.P. Richards and Essendant will continue to operate independently. In short, it is business as usual for all of us. Please remain focused on your day-to-day responsibilities and delivering reliable service to our customers.

We are committed to keeping you updated as there is important information to share. To that end, we’ve also provided a short FAQ to help answer some of your immediate questions. We also expect that your managers will be holding meetings to speak with you more about this news.

As is common with announcements like these, today’s news may lead to increased interest in our business, and it is important that we speak with one voice. Please refer any media or other external inquiries to Sid Jones, SVP Investor Relations, at 678-934-5628 or sid_jones@genpt.com.

Your focus on our customers and products – and the teamwork we consistently demonstrate to achieve our goals – has always been the foundation for our success. Thank you for your commitment and dedication to S.P. Richards.

Sincerely,

Paul D. Donahue	Rick Toppin
President and Chief Executive Officer	President and Chief Executive Officer
Genuine Parts Company	S.P. Richards Co.

Cautionary Statement

This document contains forward-looking statements, including statements regarding the proposed business combination transaction between Genuine Parts Company (“GPC”) and Essendant, Inc. (“Essendant”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of GPC and Essendant to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of GPC and Essendant to terminate the Merger Agreement; negative effects of the announcement or the consummation of the transaction on the market price of GPC’s or Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see GPC’s and Essendant’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC and other written statements made by GPC and/or Essendant from time to time. The forward-looking information herein is given as of this date only, and neither GPC nor Essendant undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc. (“SpinCo”) a wholly owned subsidiary of GPC created for the proposed transaction, will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from GPC or Essendant. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900.

Participants in the Solicitation

GPC, Essendant and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.